

No Act
P.E. 12-19-06



07043134

January 29, 2007

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017   JAN 2 4 2007

Act: _____ *1934*
Section: _____
Rule: _____ *14a-8*
Public
Availability: _____ *1/29/2007*

Re: Pfizer Inc.
        Incoming letter dated December 19, 2006

Dear Ms. Foran:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Pfizer by the Minnesota State Board of Investment. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Howard J. Bicker
        Executive Director
        Minnesota State Board of Investment
        60 Empire Drive
        Suite 355
        St. Paul, MN 55103

PROCESSED

FEB 0 6 2007

THOMSON
FINANCIAL

7 8003

RECEIVED

2°06 DEC 21 PM 5: 28



Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 19, 2006

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: *Shareholder Proposal of the Minnesota State Board of Investment
> Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Minnesota State Board of Investment (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal pertains to Pfizer's ordinary business operations.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2007.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials on the basis described below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Pertains To Matters Of Ordinary Business Operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of Pfizer's ordinary business operations. In particular, this conclusion is supported by the Staff's concurrence earlier this year that a proposal *identical* to the Proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." *See Pfizer Inc.* (avail. Jan. 13, 2006). *See also Eli Lilly & Co.* (avail. Jan. 11, 2006); *Merck & Co., Inc.* (avail. Jan. 11, 2006) (concurring with the exclusion of proposals essentially identical to the Proposal pursuant to Rule 14a-8(i)(7) because such proposals related to the "evaluation of risk").

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that "[c]certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not . . . be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated with respect to analyzing, under Rule 14a-8(i)(7), proposals that address environmental or public health issues, "In determining whether the focus of these proposals is a significant social policy issue [as opposed to ordinary business matters], we consider both the proposal and the supporting statement as a whole." Moreover, the Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

Based on this history of Rule 14a-8(i)(7) and for the reasons discussed below, Pfizer believes that the Proposal is excludable under Rule 14a-8(i)(7) because it seeks a report on the risk to Pfizer's financial stability and business operations of limiting the availability of Pfizer's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. In this regard, Pfizer strongly opposes the importation of foreign prescription drugs on legal and patient safety grounds. Therefore, Pfizer implemented a policy in which it restricts the supply of its products to Canada in order to reduce the illegal importation of prescription drugs to the United States. Such a restriction assists in the distribution of an adequate supply of Pfizer's products to patients in both Canada and the United States. The Proposal does not request that Pfizer change this policy. Rather, the Proposal seeks a report evaluating "the long-term economic stability of [Pfizer] and . . . the risks of liability to legal claims that arise" from the policy. Thus, the Proposal seeks an assessment of the financial risks arising from Pfizer's ordinary business operations.

It is well-established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. *See Pfizer Inc.* (avail. Jan. 13, 2006); *Eli Lilly & Co.* (avail. Jan. 11, 2006); *Merck & Co., Inc.* (avail. Jan. 11, 2006) (concurring with the exclusion of proposals essentially identical to the Proposal because such proposals related to the evaluation of risk). These letters are consistent with Staff precedent regarding proposals seeking similar risk evaluations with respect to other issues. In *The Dow Chemical Co.* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on the risk to "the company, its reputation, its finances and its

expansion" from various litigation issues, where the company argued that an assessment of financial risks and operations implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities." Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of the financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk."

Further, in *Pfizer Inc.* (avail. Jan. 24, 2006), the Staff concurred that Pfizer could exclude a proposal that requested the board of directors to report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits. *See also The Dow Chemical Co.* (avail. Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an "evaluation of risks and liabilities"); *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Feb. 5, 2003) (concurring with the exclusion of proposals requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (permitting the exclusion of a proposal requesting a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years, because it related to an evaluation of risk); *The Mead Corp.* (avail. Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report of the company's environmental risks).

The Staff confirmed its position on proposals seeking an assessment of risk in SLB 14C. There, the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Although SLB 14C specifically addressed shareholder proposals that reference "environmental or public health issues," we believe that the same analysis applies with respect to the Proposal. Specifically, the Proposal focuses on an assessment of the economic stability (*i.e.*, financial risk) that Pfizer faces as a result of marketing decisions relating to the distribution of its products in Canada.

Office of Chief Counsel
Division of Corporation Finance
December 19, 2006
Page 5

The Staff has consistently concurred that shareholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7). The Proposal does not raise a significant policy issue, but calls for a report on the financial risk of Pfizer's marketing decisions. Therefore, we believe that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7), and we request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran / EA5

Margaret M. Foran

MMF/rc
Enclosures

cc: Howard J. Bicker, Executive Director, Minnesota State Board of Investment

100117353_3.DOC

Exhibit A




November 2, 2006

Ms. Margaret M. Foran
Sr. Vice President-Corporate Governance,
Associate General Counsel and Corporate Secretary
Pfizer, Inc.
235 East 42nd St.
New York, NY 10017-5755

Dear Ms. Foran:

The Minnesota State Board of Investment (MSBI) has asked me to notify you of our intention to sponsor the enclosed proposal for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to hold shares in your company through the date of the 2007 Annual Meeting.

Sincerely,

Howard Bicker

Howard J. Bicker
Executive Director

HJB:dfg

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2007.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words



STATE STREET.
Serving Institutional Investors Worldwide

P.O. Box 351
Boston, Massachusetts 02101



November 2, 2006

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of

9,267,439 shares of Pfizer Inc., continuously over a year, in the nominee name of

Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President
State Street Corporation
IIS-Public Funds FIS Division

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
        Incoming letter dated December 19, 2006

        The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

        There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

                                        Sincerely,

                                        Derek Bartel Swanson
                                        Attorney-Adviser

END